February 1, 2005

Mail Stop 03-06

Atul Anandpura
Chief Executive Officer
E.Digital Corporation
13114 Evening Creek Drive South
San Diego, California 92128

	Re:	E.Digital Corporation
		Registration Statement on Form S-3
		Supplemental Letter submitted January 25, 2005
		File No. 333-121546

Dear Mr. Anandpura:

	We have reviewed your response to our January 7, 2005 comment.
Please note that General Instruction I.B.4(a)(3) applies to the primary offering of shares issuable upon conversion, but may not be relied upon to register the resale of shares issuable following conversion. For guidance, please refer to SEC Release No. 33-6331 (August 18, 1981) at III.A.1(b)(iv).

	In addition, we note your proposal to register a primary transaction. However, since it appears that you have already begun to offer the securities to be issued upon conversion and exercise of the outstanding securities, it is inappropriate to convert that private offering to a registered offering.

	If you have any questions, please call Eduardo Aleman at
(202)
824-5661.


								Sincerely,



								Russell Mancuso
								Branch Chief


cc (via facsimile):  Curt C. Barwick, Esq.


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Atul Anandpura
December 30, 2004
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